SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

September 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 7, 2023
CIK 0001971828

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are submitting herewith Amendment No. 2 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated August 28, 2023 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Draft Registration Statement on Form F-1 submitted August 7, 2023

General

1.	We note the changes you made to your disclosure appearing in the Summary and Risk Factor sections relating to legal risks associated with operating in China, including Hong Kong, and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the draft registration statement amendment submitted on April 25, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. We note your Hong Kong-based subsidiaries as well as the product sourcing and research and development that occurs exclusively in China. Based upon these China-based operations, we refer you to the Sample Letters to China-Based Companies, which sought specific disclosures relating to uncertainties regarding the enforcement of laws and the possibility that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure stating that Hong Kong and China’s political and legal systems are evolving and include inherent uncertainties conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of April 25, 2023.

Response:

In response to this comment, the Registrant has restored the referenced risk factor to the Summary of Risk Factors on page 7 of the prospectus. With respect to disclosure of these risks in the main “Risk Factors” section of the prospectus, the Registrant respectfully directs the Staff’s attention to the first risk factor under the heading “Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China” on page 29 of the prospectus and also the fourth risk factor under that same heading at the top of page 30.

U.S. Securities and Exchange Commission

September 14, 2023

Reorganization, page 2

2.	Please clearly disclose the transaction whereby 5% and 6% of EGHL was transferred from Sky Shadow to the two minority shareholders, including any compensation, direct or indirect, and the reason for the transfer. Provide similar disclosures for the transfer of shares in Moonglade to Messrs. Cox and Adams. As previously requested in comment 2, consider providing a diagram reflecting the organizational chart before the reorganization and any interim steps as needed to help investors understand the steps of the reorganization.

Response:

The Registrant has added disclosure regarding these transactions and organizational charts before the reorganization, including interim steps, under “History and Corporate Structure – Reorganization,” commencing on page 51 of the prospectus. In addition, the Registrant has added a cross-reference to this disclosure under “Prospectus Summary – Reorganization” on page 2.

Prospectus Summary

Permission Required from Chinese Authorities, page 7

3.	We note your response to comment 4 and reissue the comment in part. With respect to any permissions or approvals required from Chinese authorities, including the China Securities Regulatory Commission and the Cyberspace Administration of China, please discuss the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals from Chinese authorities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to this comment, the Registrant has included disclosure on page 7 regarding the consequences to the Company and our investors if we or our subsidiaries (i) do not receive or maintain such permissions or approvals from Chinese authorities; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals in the future.

Risk Factors

Risks Related to Our Business Operations, page 11

4.	We note the disclosure in the second risk factor on page 16 that “during the six months ended December 31, 2022, we experienced a net loss of GBP1,034,698 (US$1,249,605) and positive cash flows of GBP6,482 (US$7,829)” and “we experienced positive cash flows for the first half of our 2023 fiscal year.” Please reconcile with the financial statements which reflect negative cash flows of GBP146,415 (US$176,824).

Response:

The financial statements on page F-39 show that, during the six month period ended December 31, 2022, the Registrant experienced negative cash flows from operations of GBP146,415, zero cash flow from investing activities, and positive cash flows of GBP152,897 from financing activities. Therefore, the overall cash flow for the period was a positive GBP6,482, as stated in the risk factor. For clarification, the Registrant has inserted the word “net” between “positive” and “cash flows of GBP6,482” on page 16 in response to this comment.

U.S. Securities and Exchange Commission

September 14, 2023

Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China, page 29

5.	We note your response to comment 9 and reissue our comment in part. Please specifically discuss the risk to investors in your ordinary shares if your legal protections are limited with respect to your products and your Hong Kong subsidiaries.

Response:

In response to this comment the Registrant has added a risk factor on page 29 titled “Limitations on our legal protections relative to our Hong Kong Subsidiaries and our products.”

Enforceability of Civil Liabilities, page 30

6.	We note your response to comment 10 and reissue our comment in part. In particular, please add a discussion here and in your risk factors regarding the risks associated with the enforcement of laws with respect to your products manufacturing and intellectual property in Hong Kong and China, including the ability to effect service of process. Please revise this section to also discuss the costs and time constraints associated with enforcement of civil liabilities. Similarly revise the risk factor disclosure. Lastly, please disclose in this section, if true, that Mr. Chu is located in Hong Kong. See disclosure on page 20.

Response:

In response to this comment the Registrant has expanded the disclosure under “Enforceability of Civil Liabilities” commencing on page 30 relative to Hong Kong and also has added disclosure regarding the cost and time involved in initiating a proceeding to enforce a U.S. judgment in the Cayman Islands or in the United Kingdom. The Registrant respectfully submits that a discussion of the risks to the Company associated with the enforcement of laws with respect to our product manufacturing and intellectual property in Hong Kong and the PRC is not appropriate in this section of the prospectus; however, the Registrant has addressed these risks in the risk factor added to the prospectus in response to comment 5, above.

The Registrant has also added disclosure on page 32 that Mr. Adonis Chu, our Chief Financial Officer, resides in Hong Kong.

Use of Proceeds, page 32

7.	We partially reissue comment 11. We note you intend to use a portion of your proceeds to repay certain bank loans. Please disclose the interest rate and maturity of this indebtedness in a pre-effective amendment. See Item 3(c)(4) of Form 20-F as required by Item 4 of Form F-1.

Response:

In response to this comment, the Registrant has added disclosure to footnote (2) to the Use of Proceeds table on page 32 identifying the specific loans that management currently intends to partially repay out of the proceeds of the offering, including the principal amounts outstanding as of December 31, 2022, the interest rates and when the loans are payable.

U.S. Securities and Exchange Commission

September 14, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Indebtedness, page 43

8.	We partially reissue comment 17. Please clearly discuss any material covenants to these agreements. In addition, we note the disclosure that the transfer to Mr. Lau of a 70% interest in Shadow Sky by an unaffiliated third party in 2022 may be considered to have constituted a termination event under a credit facility. Please add risk factor disclosure.

Response:

The Registrant has revised the disclosure on page 44 regarding the covenants appearing in the Company’s lending facilities and has added a risk factor regarding the possible occurrence of a termination event under the Arbuthnot facility.

9.	We reissue comment 18. We note the statement on page 41 that “historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations, financial support from our shareholders or loans from banking facilities.” Please provide additional disclosure regarding this statement, given the cash flows table reflects net cash flow used from operations for the past three years, not generated from operations.

Response:

In response to this comment, the Registrant has deleted “cash generated from our operations” from the list of historical sources of working capital and liquidity requirements on page 41.

“Key factors affecting our performance”, page 49

10.	We note your statement that your production in China has been impacted by ongoing supply chain disruptions stemming from the pandemic and supplier instability. Please discuss whether these disruptions have materially affected your outlook or business goals and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please also disclose whether you have sought alternative sourcing of your materials and consider updating your risk factor disclosure on page 29.

Response:

In response to this comment, the Registrant has expanded its disclosure on page 49 to quantify the increased transit time, drain on working capital and increase in shipping costs caused by supply chain issues during its fiscal year ended June 30, 2022. In addition, it has added that, as of August 2023, its supply chain issues have receded and both shipping times and costs are now close to pre-pandemic levels and that, although management continually assesses alternative sources of raw materials and manufacturing alternatives, it has not determined that any changes would be advantageous or financially warranted.

U.S. Securities and Exchange Commission

September 14, 2023

11.	We note the revisions made in response to comment 21. Please clarify whether you have arrangements or agreements with the third party finance partners that provide the financing in the Pay from Savings program. If so, please disclose the material terms.

Response:

In response to this comment, the Registrant has clarified on page 76 that the Company does not have any contractual or other arrangements with its finance partners and does not receive any form of remuneration for referring its customers to them.

Compensation of Directors and Senior Management/Executive Personnel, page 103

12.	We note that Mr. Chu, your CFO, receives no compensation, as reflected in the table on page 103. Please provide clear disclosure of the compensation arrangement or agreement with Mr. Chu.

Response:

In response to this comment, the Registrant has added a footnote to the Executive Compensation table on page 103 disclosing that, pursuant to his employment agreement with the Company, Mr. Chu is entitled to receive an initial salary of $3,800 for the period from February 1, 2023 to the date that the Company’s initial public offering is declared effective by the Securities and Exchange Commission, and that, to date, none of that amount has been paid.

Exhibits

13.	We note your response to comment 17 but are unable to locate your financing agreements among your filed exhibits. Please advise.

Response:

In response to this comment, the Registrant has included all financing agreements, as listed in Note 13 to the December 31, 2022 financial statements, as Exhibits 10.14 through 10.21 to this submission.

If you have any questions relating to the Draft Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Financial Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd. WWC, P.C.